Exhibit 99.01

DataMEG Corp. Agrees to Acquire Net Connection Corp. WASHINGTON, Aug. 23 /PRNewswire/ -- DataMEG Corp. (OTC Bulletin Board: DTMG - news) has agreed to acquire Net Connection Corp. (NCC). The terms of the transaction, subject to completion of a definitive agreement and normal due diligence, provide for DataMEG Corp. to purchase the firm with an exchange of stock, with DataMEG Corp. obtaining 100% of the assets of the privately owned firm located in McLean, VA. DataMEG Corp. has announced the value of the purchase to be $2.2 million, based on the closing bid price of DTMG on August 22, 2001.

Net Connection Corp. is a high-speed telecommunications system integrator, supplying services such as ISDN and DSL to government offices. NCC was recently awarded a contract with the federal government to install a variety of high-speed telecommunications services into government offices, connecting employees and outside reporting agencies to the office sites. NCC is one of ten companies who were awarded access to the contract, which has been valued at $380,000,000 in gross sales revenue over the next four years. NCC has initiated sales of services under the terms of the contract and expects to book $38,000,000 in sales revenue during the four-year period.

Andrew Benson, President DataMEG Corp., stated, ``We are very pleased to have the opportunity to obtain a significant asset as represented by NCC. The obvious benefits to DataMEG Corp., with this acquisition, are our ability to have direct access to the government contract and the market opportunities represented therein. The ability to earn revenues in the near and long terms, as we expand our product offering within the telecommunications technology sector, will assist DataMEG Corp. in the evolution and execution of our strategic business plan.''

Mr. Benson continued, ``DataMEG Corp. is looking at other opportunities that may involve association with other businesses that have been awarded access to the government telecommunications contract. We expect to command a strong position in obtaining a significant portion of the contract. NCC will be operated as a wholly owned subsidiary of DataMEG Corp. DataMEG Corp. shareholders of record will hold a percentage share of NCC, proportionate to their DTMG holdings.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as ``expect,'' ``anticipate,'' ``could'' and ``may'' and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development and the business conditions and growth in related areas of telecommunications, wireless and digital transmission areas, and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving products. Other risks, including the outcome of pending adverse claims to the Company and its subsidiary's technology that have been and may be detailed from time to time in the filings of the Securities and Exchange Commission. Neither DataMEG Corp. nor its subsidiaries undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.